SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                            Annual Report dated 2000

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Eiger Technology, Inc.

Date: March 14, 2001           Mr. Gerry A. Racicot
                               President

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                                      EIGER TECHNOLOGY, INC.| 2000 Annual Report

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                               [GRAPHICS OMITTED]

EIGER TECHNOLOGY, INC.

            producing the internet enabled technologies of tomorrow.

                               [GRAPHICS OMITTED]

                                          EIGER TECHNOLOGY, INC. 2000 | contents

To Our Shareholders - P 1
From the Chairman - P 2
Eiger Net/Eiger Labs - P 3
K-Tronik - P 4
Nixxo - P 5
Management's Discussion & Analysis - P 6
Auditors' Report - P 7
Consolidated Balance Sheets - P 8
Consolidated Statements of Operations and Retained Earnings - P 9
Consolidated Statements of Cash Flows - P 10
Notes to the Consolidated Financial Statements - P 11-23

                               [GRAPHICS OMITTED]

            producing the internet enabled technologies of tomorrow.

                               [GRAPHIC OMITTED]

FISCAL 2000 | a transitional year

TO OUR SHAREHOLDERS

2000 was a year of outstanding growth for Eiger. We achieved record sales as a result of acquisition and internal growth and, through a special warrant offering for net proceeds of $22 million, acquired new technologies, improved our OEM manufacturing capacity, and strengthened our balance sheet:

o We ended the year with revenue of $ 57.1 million, up $48.6 million or 577% from 1999.

o We maintained our operating results in an environment where we were investing in new capacity and integrating our acquisitions.

o We raised $ 22 million before issue expenses via a special warrant offering through Dundee Securities, Cannacord Capital and BMO Nesbitt Burns.

o We increased our production capacity to over 500,000 units per month in modem product and 45,000 Digital Audio Players (MP3) per month.

o We have working capital of $23.4 million including $13.8 million in cash and short-term investments, up from $4.8 million of working capital in 1999.

o We were able to establish a foothold in the OEM MP3 market, having developed MP3 players and/or modules for Samsung, Saehan Media and Compaq.

o We have an agreement to acquire an interest in Nixxo Technologies, Inc., a company involved in GSM/GPRS technology for wireless communication devices.

These and other accomplishments of 2000 build upon a process embarked on in 1999 to acquire the technologies and people to produce the internet enabled products of tomorrow, and the infrastructure necessary to successfully compete for large volume OEM business. Our accomplishments were recognized in August 2000 when Arthur Andersen LLP awarded Eiger the Tech 100 Award as a leading Canadian High Tech company.

Despite our overall success in 2000, the fourth quarter of 2000 saw the beginnings of a correction in both the PC industry and overall economy. The combination of high PC inventories and a downturn in consumer spending resulted in decreased revenues in the fourth quarter of 2000 and first quarter of 2001. And although this trend will persist in 2001, it does not imply the end of high technology growth. The world is experiencing rapid technological change with the internet and wireless communication, and this growth is in its infancy. Corrections like the current one occur from time to time. And although their duration can't be predicted, growth always ensues.

At Eiger, we look beyond cyclical corrections. We have positioned Eiger to be a leader in the design and manufacture of tomorrow's internet enabled electronic and computer peripheral products. We are unique in our ability to provide total turnkey solutions for OEM manufacturers, from R&D and product design to complete manufactured product. Eiger can design and manufacture MP3 and GSM modules for OEM electronic products such as computers, PDA and POS devices, and cellular phones. Eiger can also design and manufacture complete MP3 players and, with our partners, cellular telephones and MP3 enabled cellular phones.

During the past two years Eiger has focused on assembling the building blocks of our Company. We have acquired strength in DSL/ADSL modem, MP3 digital audio and GSM/GPRS wireless communication technologies. We have increased our production capacity with two new factories and substantially increased our working capital. We have 120 employees, 9% of whom are engineers. As we look at 2001 and beyond, we look forward to creating shareholder value by leveraging our assets into earnings growth. We have positioned Eiger for the products of tomorrow and are confident that our skilled employee base will be able to capitalize on the growth prospects ahead.

     G.A. RACICOT                  K. ATTOE, C.A.        ROLAND P. AUSTRUP
     Chief Executive Officer       Chief Financial       Officer Vice-President

     [PHOTO OMITTED]               [PHOTO OMITTED]       [PHOTO OMITTED]


     /s/ G.A. RACICOT              /s/ K. ATTOE, C.A.    /s/ ROLAND P. AUSTRUP

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EIGER TECHNOLOGY, INC. 2000 | from the chairman

[GRAPHIC OMITTED]

CHAIRMAN'S REPORT

Fiscal year 2000 was one of considerable growth for the Company. Its business plan objective of growth through strategic alliances was endorsed by the marketplace which provided $22 million of equity capital to finance the acquisition of majority interests in the Eiger family of research, marketing and manufacturing facilities based in the U.S. and South Korea. These operations made a significant contribution to revenues such that the Board deemed it appropriate to rename your Company, Eiger Technology, Inc. ("Eiger").

Eiger is noted for its design and manufacturing of MP3 players and modems. The Company's recent initiative to become a partner in Nixxo Technologies, Inc., and U.S. marketing affiliate Standard Telecom America Inc., was undertaken to combine Eiger's MP3 technology with Nixxo's pager and GSM cellular telephone products. If this transaction is successfully concluded it will produce a line of mobile phones with built-in MP3 players for distribution globally in Europe, South East Asia and North America.

On behalf of the Board, I wish to thank management for their skill and energy in repositioning the Company in these potentially profitable areas of consumer technology markets.

The Company's objectives for fiscal 2001 will be to extend management information and control systems to include all of the operating subsidiaries. Corporate governance is also a priority and in this regard we welcome John Craig and Morden Lazarus as Directors and members of the Audit Committee and Corporate Governance and Compensation Committee. The successful implementation of these objectives should contribute to a stronger future, ultimately providing greater shareholder value.


/s/ Walter A. Keyser

Walter A. Keyser

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                               [GRAPHICS OMITTED]

            producing the internet enabled technologies of tomorrow.

EIGER NET/EIGER LABS

Eiger's core operations are conducted from our Eiger Net and Eiger Labs subsidiaries. Eiger Net is the R&D, design, engineering and manufacturing arm of Eiger and is located in South Korea. Eiger Labs, based in California's Silicon Valley, is the marketing division for Eiger Net product. Through these operating subsidiaries, Eiger specializes in the R&D, design, engineering, manufacturing and distribution of electronic and computer peripherals ranging from traditional components such as 56K modems to the latest in digital technology - Digital Subscriber Line (DSL) and MP3 players and modules. Major accomplishments in 2000 include improved production capacity, QS 9000 certification and initial production of MP3 products.

The Eiger Net factory was moved to the Shinwa Industrial Park during the fiscal year 2000. This 35,000 sq ft facility enables Eiger Net to increase its production from 100,000 units to 575,000 units per month. Also, the factory was QS 9000 certified during the year. This certification allows Eiger Net to submit proposals to major International Companies in the high tech electronics sector.

Eiger commenced production of MP3 products for Samsung, Saehan Media and Compaq in 2000. However, the combination of a market downturn with production approval delays on certain models resulted in significantly smaller than expected volumes. Looking at 2001 and beyond, Eiger is aggressively pursuing existing and new MP3 and modem business. We are currently shipping MP3 modules to Samsung and have several proposals in place with other OEMs. The potential market for MP3 products has expanded with the growing demand to MP3-enable other electronic and consumer products, from cellular telephones and PDAs to household appliances and toys.

The investment in Nixxo Technologies, Inc. will allow Eiger to increase production at Eiger Net to include GSM phone handsets and MP3 modules for the phone handsets. In addition to increased production, Eiger Labs will have the right to market Nixxo's chipset technology to a number of designated cellular accounts.

As we move forward, Eiger will continue to build on its existing OEM modem and MP3 business, and bring other R&D projects to market, including lithium ion batteries for cellular phones and computers, and wireless modem/LAN cards. Eiger's potential acquisition of a controlling interest in Standard Telecom America, Inc. will also allow us to leverage our existing OEM business into the manufacture and design of branded product in North America under the "Nixxo by Eiger Technology" brand name.

[LOGO] K-TRONIK
       BALLASTS

K-TRONIK | a transitional year

K-TRONIK

K-Tronik is a leading, North American, electronic ballast manufacturer committed to supplying quality products and the best customer service to our customers. With continued expansion of sales in the OEM markets, K-Tronik anticipates increased sales, again, in fiscal year 2001. Eiger's plans to take K-Tronik public have been put on hold, pending a positive turnaround in the capital and public markets.

K-Tronik's ballasts have recently been installed in JFK Airport, J.F. Kennedy Center, Ford Motor Corporation, Chase Manhattan Bank, Citibank, Florida Department of Transportation, as well as, numerous schools and hospitals throughout the United States and Canada. The U.S. Government has now approved K-Tronik ballast for retrofit installation in several U.S. Post Offices in Florida. We currently manufacture ballasts for the U.S., Canadian, Asian, Latin-American and European markets and will continue to move toward worldwide distribution as we continue into the new millennium.

K-Tronik is currently supplying ballast to Lightolier, Fontana, Edison, Wilmington and Barrington. Along with Lightolier, we are also supplying product to Zumtobel Lighting, Legion Lighting, Mark Lighting, Eastern Fixture, Lumax, Visioneering (Canada), Peerless (Canada) and numerous other OEM customers in the Northeast. We are anticipating supplying the Lithonia Lighting Group and the Genlyte Thomas Group in the near future. In addition to the OEM market, K-Tronik is supplying many ESCO's and has been awarded many retrofit jobs throughout the United States. With broad utility approvals, K-Tronik is currently in negotiation with New York Power Authority for approval.

With K-Tronik's recent expansion into the West Coast U.S.A., we have now obtained approval from the Sacramento Municipal Utility District, Pacific Gas and Electric Company, and the Los Angeles Unified School District (LAUSD).

In addition, K-Tronik's breadth of products far exceeds the T8 ballast product offering. K-Tronik's product line now includes Compact Fluorescent, T5 and T5 Biax, Under Cabinet Electronic Ballast, T8 & FT40T5 Electronic Ballasts, European Style Electronic Ballast, both Rapid and Instant Start, and our T8 Universal Voltage Mini Ballast. Our keen awareness and responsiveness to market demands places K-Tronik at the cutting edge of energy saving technology development.

To continue broadening sales to the OEM market place, in 2001 K-Tronik anticipates adding Regional Sales Managers for the South East, South Central, Mountain and Pacific regions. This, coupled with our manufacturing expansion, will significantly increase sales in fiscal year 2001.

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                               [GRAPHICS OMITTED]

                                                 NIXXO | center of communication

NIXXO TECHNOLOGIES, INC.

Nixxo Technologies, Inc. (NTI) is a research and development company specializing in the design and development of core Global Systems for Mobile Telecommunications (GSM) technologies.

The Company was established in 1995 in Santa Clara, California by its Korean based parent, Standard Telecom Co., Ltd. (STC). In 2000, Eiger signed an agreement to acquire 25% of NTI. This percentage could increase to 31.25% as a consequence of pending transactions. Recognizing dramatic growth opportunities for GSM, STC moved to capitalize on that growth through the development of base GSM technologies. NTI has developed a fully integrated, complete turnkey solution for GSM handset manufacturers, including the design of the baseband chipsets, software, data modules and full support capabilities.

Products and Technology

o     GSM and GPRS chipsets
o     SM and GPRS protocol stack (software)
o     GSM and GPRS Bluetooth technology enabled data modules
o     Application - specific software and hardware
o     GSM and GPRS, MP3 and Voice Recorder enabled handsets
o     Full, production ready, handset development kits

Since 1995 the company has developed its 1st and 2nd generation chipsets for GSM Phase 2, under the "GINI" series name GINI-1 and GINI-2. During Q2 of 2000, NTI has entered Phase 2+ (2.5th Generation) and is in development stages for its GINI-3 and GINI-3A series. Based on its technology and jointly with Standard Telecom, the company has developed its multi-band MP3 player-embedded NXG-9100 GSM reference handset in 2000.

Currently, the company is in process of Pre-Type Approval (PTA) testing for NXG-9100 GSM Dual-band handset. During the first half of 2001, NXG-9100 is planned for shipment and GINI-3 is also expected to enter the Pre-Type Approval
(PTA) testing phase. The company's GINI-3A chipset will include GPRS and Bluetooth technology.

In response to emerging wireless portable data market, a derivative of the NXG-9100 reference handset and a GSM Data Module will address the rapidly growing PDA and POS markets. The company plans to provide reliable and complete wireless communication solutions for GPRS, EDGE, and W-CDMA/IMT-2000.

            producing the internet enabled technologies of tomorrow.

EIGER TECHNOLOGY, INC. | management's discussion & analysis

The following discussion and analysis of operating results and financial condition should be read in conjunction with the consolidated financial statements of the Company and notes thereto incorporated by reference in this annual report.

BUSINESS OF THE COMPANY

Eiger Technology, Inc. is a high technology, Design, Engineering and Manufacturing Company. The Company's core business consists of developing, manufacturing and distributing 56kps fax modems, MP3 players/modules for PC Notebook and DSL modems to OEMs and consumer markets around the world. The Company also offers custom engineering, technical and applications support, training facility and after-sales service to its customers. In addition to its Toronto head office, the Company maintains a marketing and distribution facility in each of California and New Jersey and two manufacturing facilities in Seoul, South Korea. The Company and its subsidiaries currently employ approximately 120 employees worldwide.

Until 1999, the Company was principally engaged in the energy efficient lighting business. It continues to operate its energy efficient lighting business through various subsidiaries. The Company's two material operating subsidiaries in this non-core business are K-Tronik International Corp. ("K-Tronik") and ADH Custom metal fabricators ("ADH"). K-Tronik designs, engineers, manufactures and distributes electronic ballasts for fluorescent specialty and energy saving light fixtures. ADH manufactures and distributes transformer housings, switch housings and electronic data racks as well as florescent light fixtures and reflectors. As a result of a series of transactions in 1999, the company acquired a 64% interest in Eiger Labs Group, Inc. ("Eiger Labs") and 50.1% of Eiger Net, Inc. ("Eiger Net") based in California and Seoul, South Korea, respectively. Eiger Labs distributes a wide variety of PC card and development peripherals including storage, multimedia, connectivity and communications products such as MP3 players and ADSL modems. Based in South Korea, Eiger Net is a manufacturer of modems, Ethernet and PCMCIA products and MP3 players for both the South Korean and United States markets. Eiger Net manufactures electronic communication products for a number of OEMs and PC manufacturers as well as for Eiger Labs.

RESULTS OF OPERATIONS

The Company generated sales of $57.1 million in fiscal 2000 compared to $8.4 million in fiscal 1999, the increase mainly due to the acquisition of controlling interests in Eiger Net and Eiger Lab late in fiscal 1999. During fiscal 2000, the Company sold its 60% interest in its California subsidiary, Lexatec VR Systems, Inc. ("Lexatec") for $1. Lexatec formerly sold distributed computer peripherals. Revenue from ongoing operations was as follows:

                ($'000"s)         2000           1999         Increase
                                  ----           ----         --------
    Eiger                       47,513          2,467           45,046
    K-Tronik                     6,718          2,950            3,768
    ADH                          2,839          3,480            (642)

K-Tronik sales increased due to an increase in sales representatives and increased brand recognition. ADH sales decreased as a result of a softening economy in Southwestern Ontario. During the fiscal year ended September 30, 2000, the Company's gross margin decreased 60% from 28% to 11% principally as a result of reduced Eiger Net volume of sales and an increase in OEM business, which carries lower margins. The percentage decrease in gross margin at K-Tronik from 46% to 33% reflects K-Tronik adding lower margin volume business to the previous niche markets with specialty electronic ballasts. These specialty electronic ballasts include multi voltage electronic ballasts that are suitable for installation in South America and other areas with fluctuating voltages (brown outs) that destroy conventional one voltage level electronic ballasts.

The increase in sales by the Eiger Labs and Eiger Net subsidiaries, represent one month sales in fiscal 1999 vs 12 months in fiscal 2000.

Expenses increased approximately 123% during the fiscal year ended September 30, 2000 to $7,076,000 from $3,180,000 year ended (September 30, 1999). Operations and administrative expenses increased by approximately 113% (2000: $5,154,000; 1999: $2,410,000). These operations and administrative expenses consisted principally of salaries and benefits and the operating costs of the Company's Eiger Labs and Eiger Net sales R&D Design Engineering and Manufacturing facility. While interest on long-term debt also remained steady (September 30, 2000: $92,000; September 30, 1999: $111,000), other interest and bank charges rose (September 30, 2000: $552,000; September 30, 1999: $233,000). This was due
to the increase in bank indebtedness during the year (September 30, 2000:
$2,670,000: September 30, 1999: $1,170,000). The increase in bank indebtedness is due to the increased working capital required due to the increased volume of business in Eiger Net, Inc. and K-Tronik International, Inc. Amortization of goodwill and other increased from $222,000 in fiscal 1999 to $871,000 in fiscal 2000. Most of the increase was a result of the initial amortization of goodwill recognized by the purchase of Eiger Labs Group, Inc. and Eiger Net, Inc.

LIQUIDITY AND CAPITAL RESERVES

At September 30, 2000 the Company had increased its cash and short term investments position to $13,814,000 from $1,173,000 at the end of September 30, 1999 and increased its working capital by $18,639,000 to $23,404,000 at September 30, 2000 $4,765,000 principally as a result of the special warrants financing. The Company increased its share capital from $8,181,000 at September 30, 1999 to $38,895,000 at September 30, 2000 through the issuance of 12,661,500 shares at an average price of $2.62. The Company issued 4,840,000 special warrants on March 7,2000 at a price of $5.00 per warrant. Each warrant consists of the right to purchase 1.1 common shares of the Company on March 7, 2000, as a result, of the preliminary prospectus filed on August 29, 2000 not receiving final receipt from the Ontario Securities Commission. Also, shares were issued in connection with a public offering of units ("Units") at a price of $1.00 per Unit for gross proceeds of $5,000,000, which closed June 1999. Each Unit consisted of one common share of the Company and one share purchase warrant entitling the holder to acquire an additional common share at a price of $1.10 per common share. These warrants were exercised during fiscal 2000. Any warrants, which were not exercised, have now expired.

The increase in the Company's accounts receivable to $12,039,000 at September 30, 2000 from $5,227,000 at the end of September 30, 1999 is due to the increase in the volume of business at Eiger Net and K-Tronik.

Inventory increased to $10,878,000 September 30, 2000 from $3,733,000 at September 30, 1999 as a result of the increase in the volume of business at Eiger Net and K-Tronik.

                                  EIGER TECHNOLOGY, INC. 2000 | auditors' report

                            Monteith, Monteith & Co.
                             Chartered Accountants

                               208 Ontario Street
                           Stratford, Ontario N5A 3H4
                    Telephone: 519 271 6550 Fax: 519 271 4796
                      email: administrator@monteith.on.ca

Partners:

ROBERT F. LIGHTFOOT, C.A.                                             Principal:
STEPHEN J. LANDERS, B.A., C.A.
ROBERT B. LIGHTFOOT, B.B.A, C.A.                         MERVYN T. DIETZ, C.M.A.

To the Shareholders of Eiger Technology, Inc.:

We have audited the consolidated balance sheets of Eiger Technology, Inc. as at September 30, 2000 and 1999 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Eiger Technology, Inc. as at September 30, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in Canada.


/s/ Monteith, Monteith & Co.

CHARTERED ACCOUNTANTS.

Stratford, Ontario,
January 30, 2001.
[Except as to Note 19
which is as of
February 20, 2001]

EIGER TECHNOLOGY, INC.| 2000 Annual Report

                          CONSOLIDATED BALANCE SHEETS

                             EIGER TECHNOLOGY, INC.
                         (formerly Alexa Ventures Inc.)
                           CONSOLIDATED BALANCE SHEETS
                               as at September 30

                                     ASSETS
                                                                                                                       1999
                                                                                       2000            (Restated - Note 16)
---------------------------------------------------------------------------------------------------------------------------
                                                                                          $                               $
Current:
Cash                                                                              2,031,000                       1,173,000
Cash Held in Escrow (Note 4)                                                      4,978,000                              --
Short-term Investments (Note 5)                                                   6,805,000                              --
Accounts Receivable (Note 6)                                                     12,039,000                       5,227,000
Inventory                                                                        10,878,000                       3,733,000
Prepaid Expenses                                                                    686,000                         248,000
---------------------------------------------------------------------------------------------------------------------------

                                                                                 37,417,000                      10,381,000

Long-term Investments (Note 5)                                                    4,337,000                         360,000
Capital (Note 7)                                                                  4,998,000                       2,056,000
Goodwill                                                                          7,640,000                       2,180,000
Other (Note 8)                                                                    2,753,000                       2,041,000
---------------------------------------------------------------------------------------------------------------------------

                                                                                 57,145,000                      17,018,000
===========================================================================================================================

                      LIABILITIES and SHAREHOLDERS' EQUITY

Current:
Bank Indebtedness (Note 9)                                                        2,670,000                       1,760,000
Accounts Payable and Accrued Liabilities                                         11,184,000                       3,519,000
Income Taxes Payable                                                                 39,000                         237,000
Current Portion of Long-term Debt (Note 10)                                         120,000                         100,000
---------------------------------------------------------------------------------------------------------------------------
                                                                                 14,013,000                       5,616,000
---------------------------------------------------------------------------------------------------------------------------

Long-term Debt (Note 10)                                                          1,488,000                       1,111,000
---------------------------------------------------------------------------------------------------------------------------

Future Income Taxes (Note 11)                                                        43,000                         175,000
---------------------------------------------------------------------------------------------------------------------------

Non-controlling Interest                                                          3,253,000                       1,779,000
---------------------------------------------------------------------------------------------------------------------------

Shareholders' Equity:
Share Capital (Note 12)                                                          38,895,000                       8,191,000
Contributed Surplus                                                                 217,000                         217,000
Retained Earnings                                                                  (764,000)                        (71,000)
---------------------------------------------------------------------------------------------------------------------------
                                                                                 38,348,000                       8,337,000
---------------------------------------------------------------------------------------------------------------------------

                                                                                 57,145,000                      17,018,000
===========================================================================================================================

On Behalf of the Board:


          /s/ Gerry Racicot  Director
          -------------------
              Gerry Racicot


          /s/ Keith Attoe    Director
          -------------------
              Keith Attoe

(See Accompanying Notes)

                                      EIGER TECHNOLOGY, INC.| 2000 Annual Report

          CONSOLIDATED STATEMENTS of OPERATIONS and RETAINED EARNINGS

                             EIGER TECHNOLOGY, INC.
                         (formerly Alexa Ventures Inc.)
           CONSOLIDATED STATEMENTS of OPERATIONS and RETAINED EARNINGS
                        for the years ended September 30

                                                                                               1999
                                                                     2000      (Restated - Note 16)
---------------------------------------------------------------------------------------------------
                                                                        $                         $
Sales                                                          57,068,000                 8,433,000

Cost of Sales                                                  50,731,000                 6,055,000
---------------------------------------------------------------------------------------------------

Gross Margin                                                    6,337,000                 2,378,000
---------------------------------------------------------------------------------------------------

Expenses:
Selling, General and Administration                             5,154,000                 2,410,000
Amortization of Capital Assets                                    407,000                   204,000
Amortization of Goodwill and Other                                871,000                   222,000
Interest on Long-term Debt                                         92,000                   111,000
Other Interest and Bank Charges                                   552,000                   233,000
---------------------------------------------------------------------------------------------------
                                                                7,076,000                 3,180,000

Income (Loss) before Provision for Income Taxes                  (739,000)                 (802,000)

Provision for Income Taxes: (Note 13)
Current                                                           289,000                    30,000
Future                                                           (132,000)                       --
---------------------------------------------------------------------------------------------------

                                                                  157,000                    30,000
---------------------------------------------------------------------------------------------------

Income (Loss) before Unusual Items                               (896,000)                 (832,000)
Discontinued Operations (Note 15)                                (162,000)                 (545,000)
Gain on Disposal of Discontinued Operations                       226,000                        --
Negotiated Reduction of Long-term Debt                                 --                   293,000
---------------------------------------------------------------------------------------------------

Income (Loss) before Non-controlling Interest                    (832,000)               (1,084,000)
Non-controlling Interest                                         (139,000)                 (342,000)
---------------------------------------------------------------------------------------------------
Net Income (Loss) for the Year                                   (693,000)                 (742,000)

Retained Earnings - Beginning of Year (Note 16)                   (71,000)                  671,000
---------------------------------------------------------------------------------------------------

Retained Earnings - End of Year                                  (764,000)                  (71,000)
===================================================================================================

Earnings per Share:

Before Discontinued Operations:
Basic                                                               (0.04)                    (0.06)
                                                                 ----------------------------------
Diluted                                                             (0.04)                    (0.06)
                                                                 ----------------------------------
Net Income (Loss)
Basic                                                               (0.03)                    (0.05)
                                                                 ----------------------------------
Diluted                                                             (0.03)                    (0.05)
                                                                 ----------------------------------

(See Accompanying Notes)

EIGER TECHNOLOGY, INC.| 2000 Annual Report

                     CONSOLIDATED STATEMENTS of CASH FLOWS

                             EIGER TECHNOLOGY, INC.
                         (formerly Alexa Ventures Inc.)
                      CONSOLIDATED STATEMENTS of CASH FLOWS
                        for the years ended September 30

                                                                                                            1999
                                                                                  2000       (Restated- Note 16)
----------------------------------------------------------------------------------------------------------------
                                                                                     $                         $
Cash Flows from Operating Activities:
Net Income (Loss) for the Year                                               (693,000)                 (742,000)
Items not Involving Cash:
Amortization                                                                1,278,000                   427,000
Future Income Taxes                                                          (132,000)                       --
----------------------------------------------------------------------------------------------------------------

                                                                              453,000                  (315,000)

Changes in Non-cash Working Capital Balances:
Accounts Receivable                                                        (6,812,000)               (3,134,000)
Inventory                                                                  (7,145,000)               (1,037,000)
Prepaid Expenses                                                             (438,000)                 (226,000)
Accounts Payable and Accrued Liabilities                                    7,665,000                   433,000
Income Taxes Payable                                                         (198,000)                  165,000
Future Income Taxes                                                                --                    (1,000)
Non-controlling Interest                                                     (137,000)                1,468,000
----------------------------------------------------------------------------------------------------------------

                                                                           (6,612,000)               (2,647,000)
----------------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities:
Purchase of Capital Assets                                                 (3,349,000)                 (147,000)
Long-term Investments                                                      (3,977,000)                       --
Purchase of Goodwill and Other Assets                                      (2,243,000)               (1,326,000)
----------------------------------------------------------------------------------------------------------------

                                                                           (9,569,000)               (1,473,000)
----------------------------------------------------------------------------------------------------------------

Cash Flows from Financing Activities:
Increase (Decrease) in Long-term Debt                                         397,000                  (559,000)
Increase (Decrease) in Bank Indebtedness                                      910,000                   312,000
Advances from (Repayments to) Related Parties                                      --                   112,000
Subsidiary Share Capital Issued to Non-controlling Interest                12,020,000                        --
Subsidiary Dividends Paid to Non-controlling Interest                        (409,000)                       --
Issuance of Share Capital (Net of Costs)                                   25,904,000                 5,282,000
----------------------------------------------------------------------------------------------------------------

                                                                           28,822,000                 5,147,000
----------------------------------------------------------------------------------------------------------------

Net Cash Flows for the Year                                                12,641,000                 1,027,000
Cash and Cash Equivalents - Beginning of the Year                           1,173,000                   146,000
----------------------------------------------------------------------------------------------------------------

Cash and Cash Equivalents - End of the Year                                13,814,000                 1,173,000
================================================================================================================

Cash and Cash Equivalents Represented by:
Cash                                                                        2,031,000                 1,173,000
Cash Held in Escrow                                                         4,978,000                        --
Short-term Investments                                                      6,805,000                        --
----------------------------------------------------------------------------------------------------------------

                                                                           13,814,000                 1,173,000
================================================================================================================

(See Accompanying Notes)

                                      EIGER TECHNOLOGY, INC.| 2000 Annual Report

                 NOTES to the CONSOLIDATED FINANCIAL STATEMENT

1.    NATURE OF BUSINESS:

      Eiger Technology, Inc. ("the Company") is incorporated under the laws of British Columbia and is engaged in the manufacture and/or distribution of computer peripherals, electronic ballasts, and custom fabricated metal products. Subsequent to the end of the year, the Company changed its jurisdiction from British Columbia to Ontario.

2.    SIGNIFICANT ACCOUNTING POLICIES:

      (a)   Basis of Preparation:

            These financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Cdn. GAAP"). A reconciliation to U.S. generally accepted accounting principles ("U.S. GAAP") is provided in Note 17. Because a precise determination of assets and liabilities depends on future events, the preparation of periodic financial statements necessitates the use of estimates and approximations. Actual amounts may differ from these estimates.

      (b)   Principles of Consolidation:

            The accompanying consolidated financial statements include the accounts of Eiger Technology, Inc. and all of its subsidiary companies as listed in Note 3. All significant intercompany transactions and balances have been eliminated upon consolidation.

      (c)   Cash and Cash Equivalents:

            Cash and cash equivalents consist of cash on account and short-term investments with remaining maturities of three months or less at acquisition.

      (d)   Inventory:

            Inventory is valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis and includes the costs of materials and direct labour plus the applicable share of manufacturing overhead.

      (e)   Investments:

            All non-consolidated investments are accounted for at cost. Short-term investments are written down to market value when less than cost. Long-term investments are written down to market value when a decline in market value below the carrying value is considered to be other than temporary.

      (f)   Capital Assets:

            Capital assets are recorded at cost. Amortization is calculated on the declining-balance basis at the following annual rates:

            Building                    - 4%
            Machinery and Equipment     - 5-10%
            Automotive Equipment        - 30%
            Computer Equipment          - 20%
            Leasehold Improvements      - 10% straight line basis

      (g)   Goodwill:

            Goodwill represents the excess of the purchase price of the Company's interest in subsidiary companies over the fair value of the underlying net identifiable assets arising on acquisitions. Goodwill is amortized over 10 years on a straight-line basis (40 years for acquisitions prior to 1997). Management evaluates the expected future net cash flows of the companies at each reporting date and adjusts goodwill for any impairment.

EIGER TECHNOLOGY, INC.| 2000 Annual Report

                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

2.    SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

      (h)   Other Assets:

            Product development costs meeting generally accepted criteria for deferral are written down to expected realizable value, and are amortized once production commences over periods ranging from three to ten years, depending on the anticipated economic life of the particular product. Deferred organization, finance, and regulatory approval costs are amortized over 2 to 5 years. Long-term lease deposits are recorded at cost.

      (i)   Income Taxes:

            Income taxes are provided using the liability method of tax allocation. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

      (j)   Issuance of Share Capital:

            The costs of issuing share capital are netted against share capital. Previously such costs were charged to retained earnings. The change in accounting policy better reflects current accounting practice. 1999 figures have been restated - see Note 16.

      (k)   Revenue Recognition:

            Sales are recorded upon shipment to customers. Fees are recognized as services are rendered.

      (l)   Foreign Currency Translation:

            Due to the extensive degree of financing provided to its foreign subsidiaries by the Company, these subsidiaries are considered to be integrated operations. Accordingly, the temporal method of foreign currency translation is used. Under this method, monetary assets and liabilities of foreign subsidiaries are translated into Canadian dollars using the exchange rate in effect at the balance sheet date, non-monetary items are translated at historical exchange rates (except for items carried at market, which are translated at the balance sheet date exchange rate), and revenues and expenses are translated using average exchange rates to approximate the rates actually in effect at the time of the transactions. Resulting foreign exchange translation gains or losses are included in the determination of net income for the year, except for such gains or losses relating the translation or settlement of foreign currency denominated long-term monetary items which are deferred and amortized over the remaining life of the monetary item. There were no material exchange gains or losses on long-term foreign currency denominated monetary items during either of the reporting periods.

      (m)   Stock-based Compensation:

            No compensation expense is recognized for stock options granted to employees. Options are granted at the fair market value of the shares on the day of the grant. Any consideration paid by employees on the exercise of stock options is credited to share capital.

      (n)   Earnings per Share:

            Basic earnings per share is calculated based on the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated using the treasury stock method based on the weighted average number of shares that would have been outstanding during the year had all the dilutive options been exercised at the beginning of the year, or date of issuance if later, and assuming that option proceeds would be used to purchase common shares at the average market price during the year.

                                      EIGER TECHNOLOGY, INC.| 2000 Annual Report

                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

3.    SUBSIDIARIES AND RELATED PARTY TRANSACTIONS:

      Eiger Technology, Inc. is related to the following corporations:

         NAME OF CORPORATION                     NATURE OF RELATIONSHIP

         Vision Unlimited Equipment Inc.*        100% Subsidiary
         A.D.H. Custom Metal Fabricators Inc.    100% Subsidiary of Vision
                                                 Unlimited Equipment Inc.

         Alexa Properties Inc.                   100% Subsidiary

         K-Tronik Int'l Corp.                    53% Subsidiary
         K-Tronik Asia Corp.                     59.3% owned through K-Tronik
                                                 Int'l Corp. and directly

         Alexa Korea Holdings, Inc.*             100% Subsidiary
         Eiger Net, Inc.                         50.1% Subsidiary of Alexa Korea
                                                 Holdings, Inc.

         Alexa (U.S.A.), Inc.*                   100% Subsidiary
         Eiger Labs Group, Inc.                  64% Subsidiary of Alexa
                                                 (U.S.A.), Inc.

      * Inactive - holding company only

      As disclosed in Note 15, the company disposed of its 60% equity interest in Lexatec VR Systems Inc. during the year.

      All transactions within the corporate group are in the normal course of business, are transacted at fair market value, are recorded at the carrying value at the time, and are eliminated upon consolidation. Intercompany balances at the financial statement date are also eliminated upon consolidation.

      Service fees paid to corporations owned by four management personnel during the period totalled $320,000 (1999: $208,000).

4.    CASH HELD IN ESCROW:

      Under the terms of the share offering dated March 7, 2000, one third of the gross proceeds are to be held in escrow for a period of time not exceeding one year. The funds are expected to be released on March 7, 2001. The gross amount of cash held in escrow of $6,718,000 has been presented net of commissions and expenses to be withheld in the amount of $1,740,000.

5.    INVESTMENTS:

      (a)   Short-term Investments:

            Short-term investments are comprised of short-term commercial paper plus accrued interest, having a market value equivalent to their cost amount.

      (b)   Long-term Investments:

                                                                           2000           1999
                                                                              $              $
            Advances to Nixxo Technologies, Inc. (Note 19)            2,221,000             --
            Advances to Lexatec VR Systems Inc.                       1,444,000             --
            Subsidiary long-term investment in debt securities          437,000             --
            Other                                                       235,000        360,000
                                                                      ---------        -------
                                                                      4,337,000        360,000
                                                                      =========        =======

      The advances noted above are non-interest bearing, and have no specific terms of repayment.

6.    ACCOUNTS RECEIVABLE:

      Accounts receivable are reported net of an allowance for doubtful accounts of $116,000 (1999: $193,000).

EIGER TECHNOLOGY, INC.| 2000 Annual Report

                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

7.    CAPITAL ASSETS:

                                                            2000                  2000            2000               1999
                                                                           Accumulated        Net Book           Net Book
                                                            Cost          Amortization           Value              Value
                                                               $                     $               $                  $
      Land                                               159,000                    --         159,000            159,000
      Buildings                                        1,089,000               138,000         951,000            463,000
      Machinery and Equipment                          4,815,000             1,691,000       3,124,000          1,152,000
      Furniture and Fixtures                             627,000               235,000         392,000             83,000
      Automotive Equipment                               167,000                59,000         108,000             20,000
      Leasehold Improvements                             262,000               139,000         123,000            135,000
      Computer Hardware                                    92,00                21,000          71,000             32,000
      Computer Software                                   94,000                24,000          70,000             12,000
                                                       -----------------------------------------------          ---------
                                                       7,305,000             2,307,000       4,998,000          2,056,000
                                                       ===============================================          =========

8.    OTHER:

                                                                                                  2000               1999
                                                                                                     $                  $
      Product Development Costs                                                              1,709,000          1,212,000
      Deferred Organization and Financing Costs                                                370,000            525,000
      Non-interest Bearing Long-term Lease Deposits                                            435,000             95,000
      Regulatory Approval                                                                      174,000            141,000
      Other                                                                                     65,000             68,000
                                                                                             ---------          ---------
                                                                                             2,753,000          2,041,000
                                                                                             =========          =========

9.    BANK INDEBTEDNESS:

      The Canadian line of credit balance of $1,128,000 bears interest at Royal Bank prime plus .75%, is due on demand, and is secured by a general security agreement covering inventory, equipment and accounts receivable. The U.S. line of credit balance of $1,542,000 (Cdn.) with Business Alliance Capital Corporation bears interest at 1.5% over the bank's prime rate, is secured by inventory and equipment, and is due on demand.

10.   LONG-TERM DEBT:

                                                                            2000               1999
                                                                               $                  $
      Royal Bank of Canada term loan repayable in
      monthly installments of $10,000 plus interest calculated
      at Royal Bank prime plus 1/4%.                                     865,000            878,000

      Shin Han Bank (Korea) term loan repayable in
      bi-annual installments of $65,100 commencing
      May 8, 2003 and ending November 8, 2007
      plus interest calculated at 8% per annum.                          651,000                 --
      Other                                                               92,000            333,000
                                                                       ---------          ---------

                                                                       1,608,000          1,211,000

      Less: Current Portion                                             (120,000)          (100,000)
                                                                       ---------          ---------

                                                                       1,488,000          1,111,000
                                                                       =========          =========

      Principal payments required on long-term debt for the next five years are as follows:

                                                               Year       Amount
                                                                  $
                                                               2001      120,000
                                                               2002      120,000
                                                               2003      185,000
                                                               2004      250,000
                                                               2005      250,000
                                                                         -------

                                                                         925,000
                                                                         =======

                                      EIGER TECHNOLOGY, INC.| 2000 Annual Report

                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

11.   FUTURE INCOME TAXES:

      Significant components of future income tax assets (liabilities) are as follows:

                                                                 2000             1999
                                                                    $                $
      Excess of net book value of capital assets
      over tax value                                         (270,000)        (257,000)
      Other future income tax liabilities                     (53,000)              --
      Operating losses carried forward                        372,000            3,000
      Less: Valuation Allowance                              (102,000)              --
      "Canadian Exploration Expenses" carried forward              --           69,000
      Other                                                    10,000           10,000
                                                             --------         --------

      Net future income tax assets (liabilities)              (43,000)        (175,000)
                                                             ========         ========

12.   SHARE CAPITAL:

      Authorized: 100,000,000 Common Shares

      Issued:
                                             2000                2000                1999               1999
                                      No. of Shs.                   $         No. of Shs.                  $
      Beginning of Year:               21,284,358           9,340,000          13,815,001          2,176,000

      Issued:
      - private placement *            11,444,500          27,861,000           6,065,500          6,152,000
      - exercise of options               617,000             483,000              50,000             42,000
      - acquisitions                           --                  --           1,353,857          1,882,000
      - earn out shares                   600,000           4,800,000                  --                 --
      - costs of issue                                     (3,047,000)                              (912,000)
                                       ------------------------------          -----------------------------

      End of Year:                     33,945,858          39,437,000          21,284,358          9,340,000

      Reciprocal Shareholdings           (526,929)           (542,000)           (826,929)        (1,149,000)
                                       ------------------------------          -----------------------------

      Net per Balance Sheets           33,418,929          38,895,000          20,457,429          8,191,000
                                       ==============================          =============================

      * Shares in escrow: 4,840,000 (1999: none)

      The Company awards unconditional stock options to employees, officers, directors and others at the recommendation of the CEO as approved by the shareholders. Options are granted at the fair market value of the shares on the day granted, and vest immediately. The following is a continuity schedule of outstanding options for the reporting periods, where WAEP refers to "weighted average exercise price".

                                        2000           2000                1999               1999
                              No. of Options           WAEP      No. of Options               WAEP
                                                          $                                      $
      Beginning of Year:             895,000            .74             955,000                .75

      Granted                      1,535,000           3.70                  --                 --
      Exercised                     (617,000)           .76             (50,000)               .85
      Expired                       (100,000)           .90             (10,000)               .75
                                   ---------                            -------

      End of Year:                 1,713,000           3.37             895,000                .74
                                   =========                            =======

      During the year, proceeds from exercised stock options of $483,000 was credited to share capital (1999: $42,000). No amounts were recognized as compensation expense with respect to stock options granted or exercised in either of the reporting periods.

EIGER TECHNOLOGY, INC.| 2000 Annual Report

                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

12.   SHARE CAPITAL - CONTINUED:

      Stock options have been granted to the CEO of K-Tronik Int'l Corp. contingent upon meeting sales quotas for that company as tabled below:

                                                                          Number of
      Monthly Sales for Six                                                 Options
      Consecutive Months                                                Exercisable                  Total           Exercise
      Units of Ballasts                                                 Per Plateau             Cumulative              Price
      50,000 per month for 6 consecutive months                              70,000                 70,000                .60
      60,000 per month for 6 consecutive months                              70,000                140,000                .60
      70,000 per month for 6 consecutive months                              70,000                210,000                .60
      80,000 per month for 6 consecutive months                              70,000                280,000                .60
      90,000 per month for 6 consecutive months                              70,000                350,000                .60

      No shares were issued in fiscal 2000 or fiscal 1999 as a result of this agreement.

      Management has agreed to issue shares of the Company to four members of the management team of Eiger Net, Inc. and Eiger Labs Group Inc. as performance earn out consideration contingent upon achieving the criteria tabled below for the combined results of those two companies:

                                                                                   Common
             Year              Gross Sales               Net Income                Shares
             1999         $27 million U.S.        $1.0 million U.S.               600,000
             2000         $70 million U.S.        $2.5 million U.S.               750,000
             2001         $80 million U.S.        $3.5 million U.S.               750,000
             2002         $90 million U.S.        $4.0 million U.S.               900,000
             2003        $110 million U.S.        $4.5 million U.S.             1,000,000

      600,000 shares were issued during the year as a result of this agreement based on the operating results for 1999. As the shares were trading at $8.00 Cdn. at the time of issue, $4,800,000 was credited to share capital and added to goodwill upon consolidation. No shares will be issued in fiscal 2001 pursuant to this agreement as the criteria for fiscal 2000 were not met.

13.   PROVISION FOR INCOME TAXES:

                                                                             2000               1999
                                                                                $                  $
      Current Provision:                                                  289,000             33,000
                                                                         --------           --------
      Future Provision:
      Losses carried forward                                             (267,000)            (3,000)
      Net book value of capital assets                                     13,000              3,000
      Canadian Exploration Expenses                                        69,000                 --
      Other                                                                53,000                 --
                                                                         --------           --------

                                                                         (132,000)                --
                                                                         --------           --------

      Total Provision                                                     157,000             33,000
                                                                         ========           ========
      Reconciliation of Tax Provision:

      Income (Loss) before Provision for Income Taxes                    (739,000)          (802,000)
      Taxable Intercompany Dividend Eliminated on Consolidation           409,000                 --
      Taxable Intercompany Gain Eliminated on Consolidation                    --            467,000
      Amortization of Goodwill Arising on Consolidation                   549,000             66,000
      Valuation Allowance on Losses Carried Forward                       408,000                 --
      Utilization of Unrecognized Losses Carried Forward                       --            (50,000)
      Minor Permanent Differences                                              --             (4,000)
      Discontinued Operations - Previous Year                                  --           (547,000)
      Prior Period Adjustments before Non-controlling Interest                 --            981,000
                                                                         --------           --------

      Income Subject to Current and Future Income Taxes                   627,000            111,000
                                                                         ========           ========

      At Average Statutory Rate (2000: 25%; 1999: 27%)                    157,000             30,000
                                                                         ========           ========

      The average statutory rate varies depending on the relative mix of incomes from the Company and its subsidiaries located in Canada, Korea and the United States.

                                      EIGER TECHNOLOGY, INC.| 2000 Annual Report

                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

14.   CASH PAYMENTS OF INTEREST AND INCOME TAXES:

                                                 2000                 1999
                                                    $                    $
      Interest                                620,000              332,000
                                              =======              =======

      Income Taxes                            304,000               72,000
                                              =======              =======

15.   DISCONTINUED OPERATIONS:

      During the year, the company disposed of its 60% equity interest in Lexatec VR Systems Inc. to an arm's length third party for the sum of $1. The measurement date for this transaction was June 30, 2000, and the actual date of disposition was September 1, 2000. No assets or liabilities of the discontinued operation were on hand at the end of the year. See the segmented information disclosures for operating results of the discontinued operation.

16.   PRIOR PERIOD ADJUSTMENTS:

      (a)   Retained Earnings:

                                                    2000              1999
                                                       $                 $
      Balance - Beginning of Year:
      As Previously Reported                    (401,000)          247,000

      Accounting Adjustments -
      K-Tronik Asia Corp.                       (582,000)               --

      Retroactive Change in
      Accounting Policy                          912,000           424,000
                                                ========           =======

      As Restated                                (71,000)          671,000
                                                ========           =======

      The consolidated financial statements of K-Tronik Int'l Corp. reported prior period adjustments to opening retained earnings in respect of K-Tronik Asia Corp. as follows: understatement of expenses: $687,000; elimination of unrealized intercompany profit: $273,000; other: $21,000; portion accruing to non-controlling interest: ($399,000); net adjustment to retained earnings: $582,000.

      In fiscal 1999, the Company retroactively changed its accounting policy with respect to negotiated reductions to loans payable ($424,000). Such amounts are now recognized as income rather than treated as additions to contributed capital. In fiscal 2000, the Company retroactively changed its accounting policy with respect to the costs of issuing share capital ($912,000). Such costs are now netted against share capital.

      (b)   Comparative Figures for 1999:

      The 1999 consolidated financial statements have been restated to reflect the items described above. Certain other 1999 figures have been restated to conform to the financial statement format adopted in fiscal 2000.

17.   RECONCILIATION TO U.S. GAAP:

      These financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Cdn. GAAP"). Significant differences under U.S. GAAP are discussed below.

      For fiscal years beginning after December 15, 1998, U.S. GAAP requires that all organization costs (including those previously deferred) be expensed currently. Also, all product development costs are to be expensed as incurred.

      U.S. GAAP requires the measurement and reporting of "comprehensive income". Comprehensive income includes net income and all other changes to Shareholders' Equity other than amounts received from or paid to shareholders. The only reportable comprehensive income item for the Company relates to foreign currency translation adjustments as described below.

EIGER TECHNOLOGY, INC.| 2000 Annual Report

                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

17.   RECONCILIATION TO U.S. GAAP - CONTINUED:

      U.S. GAAP requires the use of the current rate method of foreign currency translation, with any resulting foreign exchange translation adjustments forming part of comprehensive income for the year and accumulating as a separate component of shareholders' equity.

      APB Opinion 25 requires the intrinsic value based method be used to measure stock option compensation. As the Company grants stock options at fair market value, no compensation is recognized. SFAS No. 123 requires pro-forma disclosure of net income and earnings per share as if the fair value method had been applied.

      Reconciliations to U.S. GAAP are as follows:

                                                                                2000                  1999
                                                                                   $                     $
      Net Income (Loss):
         - per Cdn. GAAP                                                    (693,000)             (742,000)
         - expense deferred product development costs net
           of portion relating to non-controlling interest                  (328,000)             (374,000)
         - expense deferred organization costs net of
           portion relating to non-controlling interest                       90,000              (309,000)
         - foreign currency translation adjustment                           129,000                 6,000
         - future income tax savings related to above                         60,000               265,000
                                                                          ----------            ----------

         - per U.S. GAAP                                                    (742,000)           (1,154,000)

      Comprehensive item - foreign exchange adjustment                      (129,000)               (6,000)
                                                                          ----------            ----------

      Comprehensive Income                                                  (871,000)           (1,160,000)
                                                                          ==========            ==========
      Retained Earnings:
         - per Cdn. GAAP                                                    (764,000)              (71,000)
         - expense deferred product development costs
           net of portion relating to non-controlling interest            (1,154,000)             (826,000)
         - expense deferred organization costs net of
           portion relating to non-controlling interest                     (219,000)             (309,000)
         - foreign currency translation adjustments                          135,000                 6,000
         - future income tax savings related to above                        447,000               387,000
                                                                          ----------            ----------

         - per U.S. GAAP                                                  (1,555,000)             (813,000)
                                                                          ==========            ==========
      Accumulated Other Comprehensive Items:
         - per Cdn. GAAP                                                          --                    --
         - foreign currency translation adjustments                         (135,000)               (6,000)
                                                                          ----------            ----------

         - per U.S. GAAP                                                    (135,000)               (6,000)
                                                                          ==========            ==========
      Total Assets:
         - per Cdn GAAP                                                   57,145,000            17,018,000
         - expense deferred product development costs                     (1,709,000)           (1,212,000)
         - expense deferred organization costs                              (370,000)                   --
         - increase in future income tax assets                              404,000               212,000
                                                                          ----------            ----------

         - per U.S. GAAP                                                  55,470,000            16,018,000
                                                                          ==========            ==========
      Earnings per Share:
      Basic                                                                     (.03)                 (.08)
                                                                          ----------            ----------
      Fully Diluted                                                             (.03)                 (.08)
                                                                          ----------            ----------

      Pro-forma Disclosure (SFAS No. 123):

      Had SFAS No. 123 been followed, net income would have decreased by $4,342,000 in fiscal 2000 (1999: no change), and basic and fully diluted earnings per share would have been (.20) and (.20) respectively (1999:
      (.08) and (.08)).

18.   ACQUISITIONS OF SUBSIDIARY COMPANIES:

      The Company did not complete any acquisitions in fiscal 2000.

      In fiscal 1999, the Company incorporated Eiger Labs Group, Inc. pursuant to the laws of the State of California. On September 1, 1999, the Company subscribed for its shares through its newly-created holding company, Alexa (U.S.A.), Inc. by contributing cash of $1,000,000 U.S. and 526,929 shares of the Company issued at $500,000 U.S. to Eiger Labs Group, Inc.

                                      EIGER TECHNOLOGY, INC.| 2000 Annual Report

                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

18.   ACQUISITIONS OF SUBSIDIARY COMPANIES - CONTINUED:

      On September 1, 1999, the Company acquired 64% of the common shares of Eiger Net, Inc. (formerly Point Multimedia Systems, Inc.) through newly-formed Alexa Korea Holding, Inc. Eiger Net, Inc. is incorporated under the laws of the Republic of South Korea, and is engaged in the production of multimedia communication products. Eiger Labs Group, Inc. functions as its distribution arm in the United States. For its interest in Eiger Net, Inc., the Company paid a finder's fee of $417,000 and contributed $1,000,000 U.S. to Eiger Net, Inc. and 526,928 of its own shares (issued at $500,000 U.S.) to the other shareholders for treasury stock to equal 64%. In addition, the other shareholders were granted a 36% interest in Eiger Labs Group, Inc., newly-formed as described in the preceding paragraph. Additional shares of Eiger Technology, Inc. are contingently issuable on a performance earn out basis as described in Note
      12. 600,000 shares were issued pursuant to that agreement in fiscal 2000. The acquisition was accounted for using the purchase method as follows:

                                                                   $ Cdn.

      Current Assets                                            4,147,000
      Capital Assets                                              111,000
      Goodwill                                                  1,649,000
      Liabilities                                              (1,433,000)
      Non-controlling Interest                                 (1,044,000)
                                                               ----------

      Net Assets Acquired                                       3,430,000
                                                               ----------

      Finder's Fee                                                417,000
      Cash Contribution                                         1,492,000
      Shares of Eiger Technology, Inc.                            732,000
      Shares of Eiger Labs Group, Inc.                            789,000
                                                               ----------

      Total Consideration                                       3,430,000
                                                               ==========

      During fiscal 2000, the Company's interest in Eiger Net, Inc. was decreased to 50.1% as a result of additional treasury stock being issued to other shareholders.

19.   SUBSEQUENT EVENTS:

      Pursuant to a letter of intent signed September 26, 2000, the Company is in the process of acquiring a 31.25% equity interest in Nixxo Technologies, Inc. ("Nixxo"), a California developer of GSM chipsets and operating systems. Consideration will take the form of $500,000 US cash issued to Nixxo's sole minority shareholder; 1,578,944 shares of the Company issued to Nixxo's parent company, Standard Telecom Co. Ltd. ("STC") - based in South Korea; 1,421,056 shares of the Company issued to Nixxo for treasury stock; and the capitalization of advances to Nixxo of $2.5 million US ($2,221,000 Cdn. to September 30, 2000 - see Note 5).

      On February 20, 2001, the Company signed a memorandum of understanding to acquire a 55% controlling interest in Standard Telecom America, Inc. ("STA") from its parent company, STC. Consideration will take the form of 7,200,000 shares of the Company. STA is based in California, and focuses on North American distribution of products manufactured by Nixxo.

      The above-mentioned transactions are subject to approvals by the respective Boards of Directors, performance of due diligence procedures, and receipt of approvals from the applicable regulatory authorities.

20.   FINANCIAL INSTRUMENTS:

      (a)   Fair Value:

      Cash and cash equivalents, short-term investments, accounts receivable and payable, and bank indebtedness are carried at cost which approximates fair value due to their short time to maturity. Management believes the carrying value of long-term investments to be equivalent to their fair market value. The fair values of the Company's long-term debt obligations, based on current rates for debt with similar terms and maturities, are approximately the same as their carrying values.

EIGER TECHNOLOGY, INC.| 2000 Annual Report

                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS

20.   FINANCIAL INSTRUMENTS - CONTINUED:

      (b)   Interest Rate Risk:

      The Company is not exposed to significant interest rate risk due to the short-term maturity of its current monetary assets and liabilities. The Company's interest rate risk pertaining to its long-term debt obligations is not considered to be significant due to the relatively low amounts involved.

      (c)   Credit Risk:

      The Company's financial assets that are exposed to credit risk consist primarily of short-term investments, accounts receivable, and long-term investments.

      Short-term investments consist solely of short-term commercial paper issued by investment-rated Canadian financial institutions, and are invested for terms not exceeding 90 days.

      The Company, in the normal course of business, is exposed to credit risk from its customers. Management believes that sufficient allowance has been made for bad debts in these financial statements based on a review of accounts on an individual basis. The concentration of credit risk in trade accounts receivable is not considered to be significant due to the Company's large client base.

      The Company is also exposed to credit risk with respect to its long-term advances to Lexatec VR Systems Inc. and Nixxo Technologies, Inc. Advances to Lexatec VR Systems Inc. are partially secured by a pledge of reciprocal shareholdings. It is intended that advances to Nixxo Technologies, Inc. will be capitalized as partial consideration toward the acquisition of a 31.25% equity interest in that company, as described in Note 19.

21.   COMMITMENTS:

      As at September 30, 2000, the Company had commitments under the terms of various operating leases requiring annual rental payments as follows:

                                                 $
                 2001                      387,000
                 2002                      424,000
                 2003                      267,000
                 2004                      123,000
                 2005                       83,000

22.   SEGMENTED INFORMATION:

      Management has identified four reportable segments: "ADH", "K-Tronik", "Lexatec" and "Eiger". Lexatec was discontinued in fiscal 2000.

      "ADH" consists of A.D.H. Custom Metal Fabricators Inc. and Alexa Properties Inc. A.D.H. Custom Metal Fabricators Inc. is a manufacturer of fluorescent light fixtures, data racks and other metal cabinetry. Alexa Properties Inc. owns the land and manufacturing facility in Stratford, Ontario.

      "K-Tronik" includes K-Tronik Int'l Corp., a distributor of electronic ballasts based in Hackensack, New Jersey, and K-Tronik Asia Corp., a manufacturer of electronic ballasts operating in Korea.

      "Lexatec" consists of Lexatec VR Systems Inc., a distributor of computer peripherals operating out of Cerritos, California.

      "Eiger" includes Eiger Labs Group, Inc. and Eiger Net, Inc. Both of these companies are involved in the production and distribution of electronic communications products. Eiger Net, Inc. is located in South Korea, while Eiger Labs Group, Inc. operates out of California.

      Financial information, segmented according to the above, is presented in the form of schedules over the next three pages.

                                      EIGER TECHNOLOGY, INC.| 2000 Annual Report

                             SEGMENTED INFORMATION

                             EIGER TECHNOLOGY, INC.
                       SEGMENTED INFORMATION for the year
                            ended September 30, 2000

                                                                                                                        Totals per
                                                                                   Lexatec                Reconciling    Financial
                                            ADH         Eiger      K-Tronik  (Discontinued) All Others          Items   Statements
==================================================================================================================================
                                              $             $             $              $           $              $            $
Sales:
External Customers:
- Domestic                            2,834,000                          --             --          --         (2,000)   2,832,000
- Foreign                                 5,000    47,513,000     6,718,000       (123,000)         --        123,000   54,236,000
----------------------------------------------------------------------------------------------------------------------------------
                                      2,839,000    47,513,000     6,718,000       (123,000)         --        121,000   57,068,000

Intersegment                             18,000            --            --             --          --        (18,000)          --
----------------------------------------------------------------------------------------------------------------------------------
Total                                 2,857,000    47,513,000     6,718,000       (123,000)         --        103,000   57,068,000

Cost of Sales                         2,523,000    43,763,000     4,465,000        (92,000)         --         72,000   50,731,000
----------------------------------------------------------------------------------------------------------------------------------
Gross Margin                            334,000     3,750,000     2,253,000        (31,000)         --         31,000    6,337,000
----------------------------------------------------------------------------------------------------------------------------------

Expenses:

Operations and Administration           612,000     2,374,000     2,337,000        235,000    (169,000)      (235,000)   5,154,000

Amortization of Capital and
Intangible Assets                       159,000       646,000       465,000          1,000       8,000         (1,000)   1,278,000

Interest on Long-term Debt               71,000        21,000            --                                                 92,000

Other Interest and Bank Charges         103,000       195,000       252,000          1,000       2,000         (1,000)     552,000
----------------------------------------------------------------------------------------------------------------------------------
                                        945,000     3,236,000     3,054,000        237,000    (159,000)      (237,000)   7,076,000
----------------------------------------------------------------------------------------------------------------------------------

Income (Loss) before Taxes             (611,000)      514,000      (801,000)      (268,000)    159,000        268,000     (739,000)

Provision for Income Taxes             (184,000)      324,000       (55,000)         1,000      72,000         (1,000)     157,000
----------------------------------------------------------------------------------------------------------------------------------
                                       (427,000)      190,000      (746,000)      (269,000)     87,000        269,000     (896,000)

Discontinued Operations                                                                                      (162,000)    (162,000)

Disposal of Discontinued Operations                                                                           226,000      226,000

Non-controlling Interest                  3,000      (409,000)      545,000        107,000          --       (107,000)     139,000
----------------------------------------------------------------------------------------------------------------------------------

Net (Loss) Income for the Year         (424,000)     (219,000)     (201,000)      (162,000)     87,000        226,000     (693,000)
==================================================================================================================================

EIGER TECHNOLOGY, INC.| 2000 Annual Report

                             SEGMENTED INFORMATION

                             EIGER TECHNOLOGY, INC.
                              SEGMENTED INFORMATION
                     for the year ended September 30, 1999

                                                                                                                        Totals per
                                                    Eiger                        Lexatec                   Reconciling   Financial
                                        ADH   (one month)     K- Tronik   (Discontinued)    All Others           Items  Statements
==================================================================================================================================
                                          $             $             $                $             $              $            $
Sales:
External Customers:
- Domestic                        3,397,000            --            --               --            --       (464,000)   2,933,000
- Foreign                            83,000     2,467,000     2,950,000        3,007,000            --     (3,007,000)   5,500,000
----------------------------------------------------------------------------------------------------------------------------------
                                  3,480,000     2,467,000     2,950,000        3,007,000            --     (3,471,000)   8,433,000

Intersegment                         55,000            --            --               --            --        (55,000)          --
----------------------------------------------------------------------------------------------------------------------------------

Total                             3,535,000     2,467,000     2,950,000        3,007,000            --     (3,526,000)   8,433,000

Cost of Sales                     2,852,000     2,282,000     1,585,000        2,964,000            --     (3,628,000)   6,055,000
----------------------------------------------------------------------------------------------------------------------------------

Gross Margin                        683,000       185,000     1,365,000           43,000            --        102,000    2,378,000
----------------------------------------------------------------------------------------------------------------------------------

Expenses:
Operations and Administration       126,000        76,000     2,001,000          589,000       128,000       (510,000)   2,410,000
Amortization of Capital and
Intangible Assets                   192,000         4,000       161,000            1,000         3,000         65,000      426,000
Interest on Long-term Debt          111,000                                                                                111,000
Other Interest and Bank Charges     108,000         2,000       123,000               --            --             --      233,000
Intersegment Management Fees        125,000            --            --               --      (125,000)            --           --
----------------------------------------------------------------------------------------------------------------------------------
                                    662,000        82,000     2,285,000          590,000         6,000       (445,000)   3,180,000
----------------------------------------------------------------------------------------------------------------------------------

Income before Taxes                  21,000       103,000      (920,000)        (547,000)       (6,000)       547,000     (802,000)

Provision for Income Taxes           (6,000)       28,000        12,000            3,000        (4,000)        (3,000)      30,000
----------------------------------------------------------------------------------------------------------------------------------
                                     27,000        75,000      (932,000)        (550,000)       (2,000)       550,000     (832,000)

Discontinued Operations                                                                                      (545,000)    (545,000)
Negotiated Loan Reduction                                                                      293,000                     293,000
Non-controlling Interest             12,000        27,000      (381,000)          (5,000)           --          5,000     (342,000)
----------------------------------------------------------------------------------------------------------------------------------
Net Income for the Year              15,000        48,000      (551,000)        (545,000)      291,000             --     (742,000)
==================================================================================================================================

                                      EIGER TECHNOLOGY, INC.| 2000 Annual Report

                             SEGMENTED INFORMATION

                             EIGER TECHNOLOGY, INC.
                              SEGMENTED INFORMATION
                            as at September 30, 2000

              (with comparative figures as at September 30, 1999)

                                                                                                                        Totals per
                                                                                  Lexatec                 Reconciling    Financial
                                           ADH        Eiger    K- Tronik   (Discontinued)    All Others         Items   Statements
==================================================================================================================================
                                             $            $            $                $             $             $            $
Expenditures on Capital Assets
and Goodwill During the Year          158,000     8,206,000    1,434,000               --        95,000            --    9,893,000
==================================================================================================================================

   September 30, 1999                  19,000     1,649,000      587,000            7,000            --            --    2,262,000
==================================================================================================================================

Balance of Capital Assets and
Goodwill as at September 30, 2000
- Domestic                          2,050,000            --           --               --        90,000            --    2,140,000
- Foreign                                  --     8,790,000    1,708,000               --            --            --   10,498,000
----------------------------------------------------------------------------------------------------------------------------------

                                    2,050,000     8,790,000    1,708,000               --        90,000            --   12,638,000
==================================================================================================================================

   September 30, 1999               2,052,000     1,755,000      423,000            6,000            --            --    4,236,000
==================================================================================================================================

Amount of Investment in Investees
Subject to Significant Influence           --            --           --               --       175,000            --      175,000
==================================================================================================================================
   September 30, 1999                      --            --           --               --       175,000            --      175,000
==================================================================================================================================

Total Assets                        3,881,000    28,042,000    8,632,000               --    16,590,000            --   57,145,000
==================================================================================================================================

   September 30, 1999               4,567,000     6,707,000    4,925,000          387,000       432,000            --   17,018,000
==================================================================================================================================

                               [GRAPHICS OMITTED]

                                                           CORPORATE INFORMATION

        Corporate Offices/                                Eiger Technology, Inc.
        Investor Relations                                 330 Bay St. Suite 602
                                                        Toronto, Ontario M5H 2S8
                                                             Phone: 416 216 8659
                                                               Fax: 416 216 1164

                  Auditors                              Monteith, Monteith & Co.
                                                              208 Ontario Street
                                                      Stratford, Ontario N5A 3H4

                 Attorneys                                             (Ontario)
                                                                      Eunice Kim
                                                          2354 Bloor Street West
                                                        Toronto, Ontario M6S 1P3

           Transfer Agents                       Pacific Corporate Trust Company
                                                                       Suite 830
                                                                 625 Howe Street
                                             Vancouver, British Columbia V6C 3B8

    Toronto Stock Exchange                                                   AXA

                  NASD OTC                                                 ETIFF
            Bulletin Board

           Share Structure                                100,000,000 Authorized
(as of September 30, 2000)                     33,945,858 Issued and Outstanding

                                                         www.eigertechnology.com

                                     EIGER TECHNOLOGY, INC. | 2000 Annual Report